SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

April 11, 2002 PE

Oncolytics Biotech Inc.
Commission File No. 000-31062
(Translation of registrant's name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada, T2N 1X7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F x

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ________ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc.

Dated April 11, 2002

By: ______________________
DOUGLAS BALL
Chief Financial Officer

Exhibit Index

Exhibit 1
Page 1

ONCOLYTICS BIOTECH INC.

210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

For Immediate Release

Oncolytics Biotech Inc. Receives Approval To Initiate Canadian Phase I/II Brain Cancer Trial

CALGARY, Alberta, April 11, 2002 -- Oncolytics Biotech Inc. (TSE: ONC, NASDAQ: ONCY) ("Oncolytics") has received approval from Health Canada to initiate a Phase I/II clinical trial to investigate the use of REOLYSIN® as a treatment for patients with recurrent malignant glioma, the most aggressive form of brain cancer.

"Pre-clinical studies of REOLYSIN® have shown tumour regression and survival benefits in animal models of this persistent disease," said Dr. Brad Thompson, President and CEO of Oncolytics. "Based on the positive results from our recently concluded Phase I trial, we are continuing with our plans to pursue further expansion of our clinical trial program in 2002. We intend to develop REOLYSIN® as quickly as possible on the basis of a carefully planned and executed series of clinical programs."

In the dose escalation or Phase I portion of the Phase I/II trial, patients with a variety of recurrent malignant gliomas will be enrolled. In the Phase II portion of the trial, patients with recurrent glioblastoma multiforme, the most aggressive glioma, will be treated with dosages determined by the results of the dose escalation study. A total of up to 40 patients are expected to be enrolled.

Malignant brain tumours occur in approximately 40,000 patients in North American and Europe each year. The standard treatment for patients with newly diagnosed malignant gliomas is surgery, followed by radiation therapy and occasionally systemic chemotherapy. However, the probability of tumour recurrence is high. Treatment options for patients with the recurrent disease are limited to additional surgery that may be combined with local chemotherapy.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of the human reovirus (REOLYSIN®) as a potential cancer therapeutic. Oncolytics' researchers have demonstrated that the reovirus is able to selectively kill cancer cells and, *in vitro*, kill human cancer cells derived from many types of cancer including breast, prostate, pancreatic and brain tumours. Research has also yielded successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that there were no toxicology-related issues with the administration of the reovirus, and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

This press release contains forward looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements, including the Company's belief as to the potential of REOLYSIN® as a component of the treatment for recurrent malignant Glioma and other cancers, and the Company's expectations as to the design, timing and success of its planned clinical trial programs, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward looking statements. The Company does not undertake to update these forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	*For Canada:*	*For United States:*
Oncolytics Biotech Inc.	The Equicom Group Inc.	The Investor Relations Group
Dr. Matt Coffey	Joanna Longo	Gino De Jesus or Dian Griesel, Ph.D.
210, 1167 Kensington Cr NW	20 Toronto Street	50 Pine Street, 6th Floor
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8	New York, NY 10005
Tel: 403.670.7377	Tel: 416.815.0700 ext. 233	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 416.815.0080	Fax: 212.825.3229
www.oncolyticsbiotech.com	jlongo@equicomgroup.com	theproteam@aol.com

Exhibit 3
page 3

ONCOLYTICS BIOTECH INC.

210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

For Immediate Release

Oncolytics Biotech Inc. Appoints New Director

CALGARY, Alberta, April 10, 2002 -- Oncolytics Biotech Inc. (TSE: ONC, NASDAQ: ONCY) ('Oncolytics') announced today that the Board of Directors has appointed Mr. George W. Masters to the Board.

Mr. Masters is currently Chairman of the Boards of SignalGene Inc. and BioCatalyst Yorkton Inc. and Vice Chairman of the Board of Hemosol Inc., as well as being a director of several other biotechnology companies. Mr. Masters outstanding career has spanned over thirty years as a corporate executive in the international healthcare and biotechnology industries, which includes twenty years with Warner-Lambert where his last position was President of the worldwide diagnostics business.

"We are pleased to welcome Mr. Masters to our Board," said Dr. Brad Thompson, Chairman, President and CEO of Oncolytics. "His vast experience in the healthcare and biotechnology industry and his extensive Board experience will clearly assist us in successfully reaching our full potential."

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of the human reovirus (REOLYSIN®), as a potential cancer therapeutic. Oncolytics' researchers have demonstrated that the reovirus is able to selectively kill human cancer cells *in vitro* that are derived from many types of cancer, including breast, prostate, pancreatic and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that there were no toxicology-related issues with the administration of the reovirus, and that the reovirus demonstrated activity in tumours injected with REOLYSIN®. Oncolytics has filed a Clinical Trial Application (CTA) with Health Canada and with the FDA for a Phase I/II trial investigating the use of the REOLYSIN® for the treatment of recurrent malignant glioma patients.

Company's actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward looking statements. The Company does not undertake to update these forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	***For Canada:***	***For United States:***
Oncolytics Biotech Inc.	The Equicom Group Inc.	The Investor Relations Group
Dr. Brad Thompson	Joanna Longo	Gino De Jesus or Dian Griesel, Ph.D.
210, 1167 Kensington Cr NW	20 Toronto Street	50 Pine Street, 6th Floor
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8	New York, NY 10005
Tel: 403.670-7377	Tel: 416.815.0700 ext. 233	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 416.815.0080	Fax: 212.825.3229
www.oncolyticsbiotech.com	jlongo@equicomgroup.com	theproteam@aol.com



ONCOLYTICS BIOTECH INC

TECHNOLOGY CHANGING LIFE

2001 ANNUAL REPORT

• SUCCESSFULLY CONCLUDED FIRST HUMAN CLINICAL TRIAL • COMMENCED A MULTI-CENTRE CLINICAL TRIAL FOR PROSTATE CANCER • FILED APPLICATIONS TO COMMENCE A MULTI-CENTRE CLINICAL TRIAL FOR RECURRENT BRAIN CANCER IN CANADA AND THE US • ENGAGED LEADERS IN THE FIELDS OF REGULATORY AFFAIRS, CLINICAL TRIALS, NEUROLOGY AND ONCOLOGY AS ADVISORS TO THE COMPANY • ADDITIONAL ANIMAL MODEL RESULTS SHOW REOVIRUS IS SAFE AND EFFECTIVE USING LOCAL AND SYSTEMIC DELIVERY • NASDAQ LISTING OCTOBER 5, 2001 • FOURTH US PATENT ISSUED FEBRUARY 5, 2000 • FIRST EUROPEAN PATENT ISSUED MARCH 6, 2002

TABLE OF CONTENTS

ONCOLYTICS MADE SIGNIFICANT PROGRESS ON ITS REOLYSIN® CLINICAL TRIAL PROGRAM LAST YEAR. WE CONTINUED TO BUILD OUR WEALTH OF ANIMAL DATA ON PRODUCT SAFETY AND EFFECTIVENESS AS A STAND-ALONE TREATMENT AND IN COMBINATION THERAPY WITH OTHER PRODUCTS, AND THROUGH VARIOUS ROUTES OF ADMINISTRATION.

LETTER TO SHAREHOLDERS

WE ARE PLEASED TO REPORT THAT DURING 2001, ONCOLYTICS BIOTECH INC. (ONCOLYTICS) MADE SIGNIFICANT PROGRESS IN DEVELOPING REOLYSIN® AS A POTENTIAL TREATMENT FOR A BROAD RANGE OF HUMAN CANCERS.

IT WAS AN EXCITING YEAR, ONE IN WHICH WE CONCLUDED OUR INITIAL STUDY FOR SAFETY IN HUMANS AND PREPARED TO COMMENCE OTHER HUMAN TRIALS IN 2002. THE COMPANY ALSO MADE SIGNIFICANT PROGRESS IN PROTECTING ITS INTELLECTUAL PROPERTY THROUGH NEW PATENTS ISSUED IN THE US AND EUROPE. WE BELIEVE THAT IMPORTANT FOUNDATIONS ARE NOW IN PLACE FOR MAJOR ADVANCES IN OUR COMPANY'S DEVELOPMENT.

OUR PHASE I CLINICAL STUDY ON 18 PATIENTS CONCLUDED LATE IN 2001, AND IN MID-MARCH 2002, WE REPORTED ENCOURAGING RESULTS. THE PRIMARY OBJECTIVE WAS TO STUDY SAFETY. NO SIGNIFICANT ADVERSE REACTIONS WERE NOTED – AT ANY DOSAGE. WE ALSO SAW TUMOUR REGRESSION IN MANY PATIENTS, BOTH AT THE INJECTED SITE AND AT REMOTE TUMOUR SITES. THESE EXCITING RESULTS PAVED THE WAY FOR ONCOLYTICS TO MOVE FORWARD WITH ITS CLINICAL AND BUSINESS STRATEGIES.

IN LATE 2001, WE RECEIVED PERMISSION FROM HEALTH CANADA TO PROCEED WITH OUR SECOND CLINICAL TRIAL. THIS WILL BE THE FIRST CLINICAL TRIAL DESIGNED TO TEST THE EFFECTIVENESS OF REOLYSIN® IN HUMANS. THE TRIAL WILL ENROLL UP TO 45 PATIENTS WITH T2 PROSTATE CANCER, AND WILL BE CONDUCTED AT THREE WELL-KNOWN MEDICAL FACILITIES IN CANADA.

ANOTHER IMPORTANT ACHIEVEMENT DURING THE YEAR WAS OUR SUCCESS IN IMPROVING THE MANUFACTURING PROCESS. WE HAVE PROGRESSED FROM A LABORATORY-ONLY PROCESS TO ONE THAT SHOULD ALLOW THE COST-EFFECTIVE PRODUCTION OF COMMERCIAL QUANTITIES OF REOLYSIN®.

ONCOLYTICS APPLIED TO REGULATORY AUTHORITIES IN CANADA AND THE UNITED STATES AT THE BEGINNING OF 2002 TO COMMENCE PHASE I/II CLINICAL TRIALS TESTING THE SAFETY AND EFFICACY OF REOLYSIN® AS A TREATMENT FOR RECURRENT GLIOMA (BRAIN CANCER). IF APPROVED, THIS WILL BE OUR FIRST CROSS-BORDER CLINICAL STUDY. IN JUNE, 2001, UNIVERSITY OF CALGARY RESEARCHERS ANNOUNCED THAT REOLYSIN® DESTROYS BRAIN TUMOURS IN MICE, WITH NO SIDE EFFECTS. THE COMPLETE REGRESSION OF THE TUMOUR MASS IN 20 OF THE 23 LIVE-REOVIRUS-TREATED ANIMALS – AND THE SIGNIFICANT SURVIVAL BENEFIT NOTED – IS VERY ENCOURAGING, AND WE ARE OPTIMISTIC ABOUT HUMAN APPLICATIONS.



2002 WILL BE AN IMPORTANT YEAR FOR ONCOLYTICS AS WE FOCUS ON THREE MAIN OBJECTIVES:

- **MOVING REOLYSIN® THROUGH SELECTED CLINICAL TRIALS**
- **DEVELOPING A RELATIONSHIP WITH A MAJOR PHARMACEUTICAL COMPANY**
- **EXPANDING OUR COMPANY'S PIPELINE THROUGH THE IDENTIFICATION AND ACQUISITION OF NEW TECHNOLOGIES AND PRODUCTS**

IN EARLY 2002, PFIZER TERMINATED ITS AGREEMENT WITH THE COMPANY FOR THE DEVELOPMENT OF THE REOVIRUS FOR VETERINARY USE. THE TERMINATION OCCURRED PRIOR TO THE COMMENCEMENT OF PIVOTAL STUDIES IN ANIMALS. WE BELIEVE THAT THE DATA GATHERED DURING THE AGREEMENT PERIOD WILL PROVE HELPFUL TO US AS WE ADVANCE OUR POTENTIAL PRODUCT TO HUMAN USE.

WE ARE CONTINUING TO EXPLORE AND BUILD RELATIONSHIPS THAT WE EXPECT WILL EVENTUALLY LEAD TO A PARTNERING AGREEMENT WITH A MAJOR PHARMACEUTICAL COMPANY FOR THE FINAL TESTING AND COMMERCIALIZATION OF REOLYSIN® FOR HUMAN USE. WE INTEND TO CONCLUDE A TRANSACTION WHEN WE CAN ACHIEVE OPTIMAL VALUE FOR OUR SHAREHOLDERS. TO DATE, WE HAVE HELD IN-DEPTH MEETINGS AND DISCUSSIONS WITH A VARIETY OF PHARMACEUTICAL COMPANIES THAT HAVE EXPRESSED CONTINUING INTEREST IN OUR SCIENCE AND OUR PRODUCT.

ANOTHER PRIORITY FOR ONCOLYTICS IS TO CONTINUE TO BUILD AWARENESS OF OUR COMPANY IN BOTH CANADA AND THE UNITED STATES. TO HELP ACHIEVE THIS, WE LISTED OUR COMPANY LAST YEAR ON THE SMALL CAP MARKET OF NASDAQ. AS WE MOVE FORWARD WITH OUR CLINICAL PROGRAM, WE WILL INTENSIFY THIS AWARENESS-BUILDING EFFORT WITH THE GOAL OF BROADENING OUR SHAREHOLDER BASE.

WE ARE CONFIDENT THAT THE TEAM WE HAVE ASSEMBLED AND THE FINANCIAL RESOURCES AVAILABLE TO US WILL ENABLE US TO BE SUCCESSFUL.

WE WOULD LIKE TO THANK OUR BOARD, STAFF AND CONSULTANTS FOR THEIR SUPPORT AND CONTRIBUTIONS DURING THE YEAR. WE HAVE GROWN CONSIDERABLY IN THE PAST YEAR, AND THE SUPPORT OF DEDICATED INDIVIDUALS HAS BEEN INVALUABLE TO ONCOLYTICS. WE ALSO THANK OUR SHAREHOLDERS WHO HAVE CONTINUED TO SUPPORT US IN A DIFFICULT AND VOLATILE MARKET ENVIRONMENT.

THANK YOU,

BRAD THOMPSON, PHD
CHAIRMAN, PRESIDENT AND CEO



WITH ITS DEMONSTRATED EFFECTIVENESS AND SAFETY PROFILE, REOLYSIN® HAS THE POTENTIAL TO MAKE A DRAMATIC DIFFERENCE IN THE QUALITY OF LIFE FOR *PEOPLE LIVING WITH CANCER.*



ADVANCING A POTENTIAL THERAPEUTIC

Oncolytics Biotech Inc. was formed in 1998 to develop the reovirus as a potential therapeutic for a wide variety of human cancers. Since its incorporation, Oncolytics has advanced the Company and its product, REOLYSIN®, through several important stages. These include completion of important human and animal studies, listing on the Toronto (TSE) and NASDAQ exchanges, and receiving various patents that cover the pharmaceutical use of the reovirus in the treatment of Ras-mediated cancers in mammals. In addition, Oncolytics has submitted applications for more than 20 patent families that will further protect our intellectual property.

The market for a successful cancer therapeutic is enormous. More than half a million people in the US and Canada die annually from cancer. Almost all cancer patients are still treated with a combination of surgery, radiation and chemotherapy. There is an unmet medical need for broadly active cancer therapies that have greater specificity.



REOLYSIN® KILLS CANCER CELLS

WHAT IS CANCER?*

CANCER REFERS TO OVER 100 DISEASES IDENTIFIED BY THE UNCONTROLLED GROWTH AND SPREAD OF ABNORMAL CELLS IN THE BODY. CANCER IS THE SECOND LEADING CAUSE OF DEATH IN CANADA AND THE US. HALF OF ALL MEN AND ONE-THIRD OF ALL WOMEN WILL DEVELOP SOME FORM OF CANCER DURING THEIR LIFETIME.

IT IS ESTIMATED THAT IN CANADA AND THE US IN 2002, APPROXIMATELY 1.3 MILLION PEOPLE WILL BE DIAGNOSED WITH CANCER, AND MORE THAN HALF A MILLION WILL DIE.

MOST COMMON CANCER IN MEN	PROSTATE
MOST COMMON CANCER IN WOMEN	BREAST
LEADING CAUSE OF CANCER DEATH AMONG MEN & WOMEN	LUNG
FIVE YEAR SURVIVAL RATE OF 4%	PANCREATIC

*AMERICAN CANCER SOCIETY STATISTICS

WHY DO CELLS GROW UNCONTROLLABLY?

THE GROWTH AND MAINTENANCE OF CELLS IS A COMPLEX PROCESS, WITH NUMEROUS CHECKS AND BALANCES THAT ALLOW PROPER CELLULAR ACTIVITY. IN CANCEROUS CELLS, HOWEVER, THESE CHECKS AND BALANCES BREAK DOWN, AND ABNORMAL AND UNCONTROLLED GROWTH OF CELLS IS OBSERVED. BETWEEN 50% TO 70% OF ALL CANCERS HAVE MUTATIONS ALONG WHAT IS CALLED THE RAS PATHWAY OF THE CELL.

WHAT IS THE RAS PATHWAY?

THE RAS PATHWAY IS ONE OF SEVERAL COMPLEX AND CROSS-LINKED PATHWAYS THAT TRANSFER GROWTH SIGNALS FROM THE SURFACE OF THE CELL TO THE NUCLEUS. IN NORMAL CELLS, THIS PROCESS IS CONTROLLED AND APPROPRIATE SIGNALING TAKES PLACE. IN CANCER CELLS, A MUTATION HAS OCCURRED ALONG THIS PATHWAY THAT PREVENTS THE CELL FROM SWITCHING OFF THE SIGNAL, ENCOURAGING UNCONTROLLED CELL GROWTH. BECAUSE MUTATIONS IN THE RAS PATHWAY ARE SO COMMON TO CANCER, IT HAS BEEN WIDELY RECOGNIZED BY THE PHARMACEUTICAL INDUSTRY AS A VALID TARGET FOR A POTENTIAL CANCER THERAPEUTIC LIKE REOLYSIN®.


CANCER CELL
ACTIVATED RAS PATHWAY RESULTS IN ABNORMAL CELL GROWTH
REOVIRUS MULTIPLIES AND DESTROYS CANCER CELLS

"THE RAS PROTEIN PLAYS A PIVOTAL ROLE IN THE GROWTH PATHWAY IN NUMEROUS CELL TYPES AND OVERACTIVATION OF RAS IS IMPLICATED IN NUMEROUS CANCERS. THUS, INHIBITION OF RAS HAS ATTRACTED SIGNIFICANT INTEREST FOR ITS THERAPEUTIC POTENTIAL."

BIOCENTURY, FEBRUARY 5, 2002.
REPRINTED BY PERMISSION.

WHAT IS THE REOVIRUS?

THE REOVIRUS IS A COMMON AND NATURALLY OCCURRING VIRUS THAT MOST OF US ARE EXPOSED TO IN OUR LIFETIME. AN INCREASING NUMBER OF STUDIES (SEE BELOW) HAVE SHOWN THAT REOVIRUS CAN INFECT AND SELECTIVELY KILL CANCER CELLS.

WHAT DOES REOLYSIN® DO?

REOLYSIN®, A POTENTIAL PRODUCT DEVELOPED FROM THE REOVIRUS, KILLS CANCER CELLS WITH AN ACTIVATED RAS PATHWAY WITHOUT HARMING ADJACENT NORMAL CELLS. A PRODUCT SUCH AS REOLYSIN® THAT COULD TREAT PATIENTS WITH FEWER SIDE EFFECTS REPRESENTS AN ENORMOUS POTENTIAL IMPROVEMENT TO TREATMENT FOR THE MILLIONS OF PEOPLE LIVING DAILY WITH CANCER, AND ALSO PRESENTS AN EXCITING MARKET OPPORTUNITY FOR ONCOLYTICS.

REOVIRUS AS A POTENTIAL CANCER THERAPEUTIC

STUDIES OF REOVIRUS OVER THE PAST 40 YEARS HAVE EXPANDED OUR KNOWLEDGE ABOUT THIS NATURALLY OCCURRING VIRUS. MORE RECENT SCIENTIFIC RESEARCH HAS DEMONSTRATED THAT REOVIRUS IS SAFE AND WILL ATTACK AND KILL CANCER CELLS THAT HAVE AN ACTIVATED RAS PATHWAY. THE FOLLOWING IS A SAMPLE OF SCIENTIFIC ARTICLES THAT SUPPORT THE USE OF REOVIRUS AS A POTENTIAL CANCER THERAPEUTIC.

DATE	AUTHORS	TITLE	REOVIRUS FINDINGS
2002	NORMAN ET AL	REOVIRUS ONCOLYSIS OF HUMAN BREAST CANCER	• EFFECTIVE TREATMENT IN ANIMAL MODELS • CAN CAUSE TUMOUR REGRESSION OF REMOTE TUMOUR EVEN WHEN USED LOCALLY
2001	WILCOX ET AL	REOVIRUS AS AN ONCOLYTIC AGENT AGAINST EXPERIMENTAL HUMAN MALIGNANT GLIOMAS	• SAFE AND EFFECTIVE THERAPY FOR THE TREATMENT OF VARIOUS HUMAN BRAIN CANCERS IN ANIMAL MODELS
2000	NORMAN ET AL	REOVIRUS AS A NOVEL ONCOLYTIC AGENT	• COMPREHENSIVE REVIEW OF THE UNDERSTANDING OF REOVIRUS ONCOLYSIS
1998	COFFEY ET AL	REOVIRUS THERAPY OF TUMOURS WITH ACTIVATED RAS PATHWAY	• EFFECTIVE TREATMENT OF TUMOURS IN IMMUNE-DEFICIENT AND COMPETENT ANIMAL MODELS
1998	STRONG ET AL	THE MOLECULAR BASIS OF VIRAL ONCOLYSIS: USURPATION OF THE RAS SIGNALING PATHWAY BY REOVIRUS	• REPLICATION AND RESULTANT CELL DEATH REQUIRES MUTATIONS IN THE RAS PATHWAY • ACTIVATION OF THIS PATHWAY UNDERLIES THE PROGRESSION OF MANY CANCERS

PRE-CLINICAL DATA

THE COMPANY HAS CONDUCTED EXTENSIVE PRE-CLINICAL STUDIES IN THREE MAIN AREAS USING A VARIETY OF ANIMAL MODELS TO ASSESS THE POTENTIAL OF THE REOVIRUS AS A CANCER THERAPEUTIC, WITH THE FOLLOWING RESULTS:

1. **EFFICACY** – THE REOVIRUS IS HIGHLY EFFECTIVE AS A CANCER THERAPEUTIC IN NUMEROUS ANIMAL MODELS.

2. **SAFETY** – THE REOVIRUS IS SAFE AND NON-TOXIC TO ANIMALS – AT ANY DOSAGE TESTED.

3. **METASTASES** – REOVIRUS INJECTIONS INTO A TUMOUR HAVE DEMONSTRATED REDUCTIONS AT THE INJECTED SITE, AS WELL AS AT OTHER SITES WITHIN THE BODY.

ONCOLYTICS HAS ALSO EVALUATED OTHER ROUTES OF ADMINISTRATION AND HAS DEMONSTRATED SUCCESS WITH A NUMBER OF DIFFERENT DELIVERY METHODS. SOME OF THE MOST EXCITING RESULTS FROM DIRECT INJECTION INTO A TUMOUR ARE FROM THE WORK COMPLETED IN ANIMALS FOR GLIOBLASTOMA (BRAIN TUMOURS).

IN ADDITION TO DIRECT INJECTION INTO TUMOURS, ONCOLYTICS HAS ALSO SUCCESSFULLY STUDIED DELIVERY IN ANIMAL MODELS THROUGH DIRECT INJECTION INTO THE ABDOMINAL CAVITY, THE BRAIN AND BY INTRAVENOUS AND NASAL MIST DELIVERY. STUDIES DONE AT THE UNIVERSITY OF CALGARY SUCCESSFULLY DEMONSTRATED THAT REOLYSIN®, IN COMBINATION WITH A VARIETY OF OTHER DRUGS, INCREASED THE EFFECTIVENESS OF THE TREATMENT. SYSTEMIC DELIVERY COMBINED WITH LIMITED USE OF IMMUNE SUPPRESSIVE AGENTS ALSO IMPROVED THE EFFECTIVENESS OF DELIVERY FOR METASTATIC CANCER. THESE STUDIES HAVE SIGNIFICANT POSITIVE IMPLICATIONS FOR THE USE OF REOLYSIN® AS A BROAD-BASED TREATMENT FOR A WIDE VARIETY OF CANCERS.

ONCOLYTICS' CLINICAL STRATEGY IS TO DEVELOP REOLYSIN® AND HAVE IT APPROVED FOR SALE AS A POTENTIAL CANCER THERAPEUTIC, IN THE SHORTEST PERIOD OF TIME.

ONCOLYTICS' CLINICAL STRATEGY

THE COMPANY'S OBJECTIVE IS TO SEEK APPROVAL FOR REOLYSIN® FOR A SPECIFIC TYPE OF CANCER, AND THEN BROADEN THE USE OF REOLYSIN® TO OTHER TYPES OF CANCER.

STUDIES TO DATE HAVE INDICATED REOLYSIN® COULD BE A POTENTIAL THERAPY FOR APPROXIMATELY TWO-THIRDS OF ALL HUMAN CANCERS. AS THE POTENTIAL APPLICATIONS ARE SO BROAD, ONCOLYTICS' CLINICAL STRATEGY HAS FOCUSED ON GENERATING SAFETY AND EFFICACY DATA FROM MULTIPLE CLINICAL STUDIES THAT EXAMINE SELECTIVE CANCERS AND MODES OF DELIVERY.

AT THE SAME TIME THAT CLINICAL TRIALS FOR PROSTATE CANCER AND CERTAIN GLIOMAS ARE UNDERWAY, ONCOLYTICS PLANS TO EXPAND THE CLINICAL PROGRAM TO TEST CERTAIN HUMAN CANCERS THAT HAVE SPREAD THROUGHOUT THE BODY, AND NEED TO BE TREATED SYSTEMICALLY. ANIMAL MODEL RESULTS SEEN TO DATE, AS WELL AS SOME EVIDENCE FROM THE INITIAL PHASE I HUMAN CLINICAL TRIAL, SUGGEST A SIGNIFICANT POTENTIAL FOR REOLYSIN® IN TREATING METASTATIC CANCERS.

DELIVERY MODE	TYPE OF CANCER	STATUS
LOCAL INJECTION	VARIOUS HEAD/NECK/BREAST/MELANOMA	CONCLUDED INITIAL PHASE I TRIAL
	PROSTATE	COMMENCED FIRST EFFICACY STUDY FOR T2 PROSTATE
	GLIOBLASTOMA	FILED TO COMMENCE PHASE I/II TRIAL IN CANADA AND THE US
SYSTEMIC	PANCREATIC, METASTATIC LIVER, OTHER	EVALUATING PRE-CLINICAL AND CLINICAL DATA IN ORDER TO INITIATE SYSTEMIC TRIAL PROGRAM

ONCOLYTICS' CLINICAL TRIAL PROGRAM HAS BEEN DESIGNED TO ANSWER SPECIFIC QUESTIONS ABOUT REOLYSIN® AND ITS USE IN A BROAD RANGE OF CANCERS.

ONCOLYTICS' CLINICAL TRIAL PROGRAM

PHASE I STUDY

ONCOLYTICS HAS COMPLETED A PHASE I CLINICAL STUDY EXAMINING THE USE OF REOLYSIN® IN PATIENTS WITH VARIOUS TYPES OF PROGRESSIVE TERMINAL CANCER. THIS STUDY WAS DESIGNED AS A DOSE ESCALATION STUDY TO DETERMINE THE SAFETY AND TOLERANCE OF REOLYSIN® IN LATE-STAGE CANCER PATIENTS WHO HAVE FAILED ALL OTHER TREATMENT OPTIONS. NONE OF THE PATIENTS HAVE EXPERIENCED ANY SERIOUS ADVERSE EVENTS RELATED TO THE VIRUS, NOR WERE THERE ANY DOSE-LIMITING TOXICITIES DETECTED IN ANY PATIENT.

AS SECONDARY ENDPOINTS, ONCOLYTICS MEASURED TUMOUR RESPONSE AT BOTH THE TREATED LESIONS AS WELL AS REMOTE METASTIC SITES. EVIDENCE OF VIRAL ACTIVITY IN TUMOURS WAS OBSERVED, WHICH RANGED FROM CHANGES IN TUMOUR STRUCTURE TO PARTIAL AND COMPLETE REGRESSION IN THE INJECTED TUMOURS. EVIDENCE OF REMOTE TUMOUR RESPONSE WAS ALSO NOTED IN THE STUDY.

THE NEXT STEP IN THE CLINICAL TRIAL PROGRAM IS TO EXAMINE THE USE OF REOLYSIN® IN SPECIFIC CANCERS USING TWO DELIVERY ROUTES. THE PRIMARY GOAL OF THESE STUDIES WILL BE TO LOOK AT REOLYSIN®'S EFFECTIVENESS, AND SECONDARILY TO CONTINUE TO GATHER SAFETY DATA.

PROSTATE STUDY

IN NORTH AMERICA, ONE IN SIX MALES WILL SUFFER FROM PROSTATE CANCER IN HIS LIFETIME. IN 2002, ONCOLYTICS WILL CONDUCT A MULTI-INSTITUTIONAL, CLINICAL TRIAL IN CANADA TO TEST THE EFFECTIVENESS OF REOLYSIN® AS A POTENTIAL THERAPEUTIC FOR PROSTATE CANCER. THE STUDY WILL ENROLL UP TO 45 PATIENTS WHO HAVE CONFIRMED, T2 STAGE PROSTATE CANCER. EACH PATIENT WILL RECEIVE ONE INTRATUMOURAL INJECTION OF REOLYSIN®. THE OBJECTIVE IS TO EXAMINE THE EFFECT OF REOLYSIN® ON THE TUMOUR. THE RESPONSE CAN BE EASILY MEASURED FOLLOWING STANDARD THERAPY, A PROSTATECTOMY, THAT WILL OCCUR TWO TO THREE WEEKS FOLLOWING INJECTION OF REOLYSIN®.



REOVIRUS (YELLOW) REPLICATING IN HUMAN TUMOUR

COURTESY THE LAB OF DR. PETER FORSYTH, UNIVERSITY OF CALGARY

MICE IMPLANTED WITH HUMAN GLIOMAS

COURTESY THE LAB OF DR. PETER FORSYTH, UNIVERSITY OF CALGARY


UNTREATED TUMOUR
TREATED TUMOUR
TUMOUR GROWTH CONTINUES WITHOUT TREATMENT
SIGNIFICANT TUMOUR REGRESSION AFTER A SINGLE INJECTION OF THE REOVIRUS

BRAIN CANCER STUDY

RECURRENT GLIOMAS ARE ONE OF THE MOST AGGRESSIVE FORMS OF BRAIN CANCER. GLIOMAS ARE ALSO GENERALLY HIGHLY RAS ACTIVATED AND ARE THEREFORE GOOD CANDIDATES FOR REOLYSIN® HUMAN TRIALS. ONCOLYTICS' PROPOSED SECOND STUDY IN 2002 WILL EXAMINE THE ADMINISTRATION OF REOLYSIN® INTO THE BRAIN TO EXAMINE ITS EFFECTS ON GLIOMAS. THE PRIMARY GOAL IS TO EXAMINE TUMOUR RESPONSE, LIFESPAN EXTENSION AND NEUROLOGICAL RESPONSE. ANIMAL MODELS HAVE SHOWN REMARKABLE RESPONSE TO REOLYSIN® FOR THIS TYPE OF CANCER. A UNIVERSITY OF CALGARY STUDY OF MICE WITH HUMAN GLIOMAS SHOWED THAT AFTER ONE INJECTION OF REOLYSIN®, THE TUMOUR MASS DISAPPEARED IN 20 OF 23 LIVE-REOVIRUS-TREATED ANIMALS. THIS HUMAN CLINICAL TRIAL IS A MULTI-CENTRE STUDY TO BE CONDUCTED IN CANADA AND THE UNITED STATES.

SYSTEMIC STUDY

THE LAST CLINICAL STUDY BEING CONSIDERED IN 2002 WILL EXAMINE EFFECTS OF THE SYSTEMIC ADMINISTRATION OF REOLYSIN® ON A FORM OF CANCER THAT HAS YET TO BE DETERMINED. SYSTEMIC ADMINISTRATION WILL ALLOW REOLYSIN® TO BE POTENTIALLY USEFUL IN A BROADER RANGE OF CANCER THERAPIES AND MAY PROVE EFFECTIVE FOR METASTATIC DISEASE AS WELL AS MULTIPLE TUMOURS.

ONCE THESE THREE STUDIES ARE COMPLETE, ONCOLYTICS EXPECTS TO HAVE THE INFORMATION IT REQUIRES TO PLAN FOR THE MOST EFFECTIVE NEXT STEPS TOWARD DEVELOPMENT OF THE PRODUCT.



MOVING FORWARD

ONCOLYTICS IS COMMITTED TO FOLLOWING A CLINICAL AND BUSINESS STRATEGY THAT IT EXPECTS WILL PROVIDE THE BEST OPPORTUNITY TO ADVANCE ITS POTENTIAL PRODUCT, REOLYSIN®, THROUGH TO PRODUCT APPROVAL.

THE RESULTS SEEN TO DATE GIVE ONCOLYTICS THE CONFIDENCE TO CONTINUE THE COMMERCIAL DEVELOPMENT OF THE REOVIRUS FOR USE IN HUMANS, AND TO CONTINUE THE COMPANY'S DISCUSSIONS WITH POTENTIAL PARTNERS AND INVESTORS.

MANAGEMENT'S DISCUSSION AND ANALYSIS

THIS DISCUSSION AND ANALYSIS OF THE RESULTS OF THE OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND THE RELATED NOTES FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001.

THE COMPANY IS A DEVELOPMENT STAGE COMPANY

THE COMPANY WAS INCORPORATED ON APRIL 2, 1998 AND IS A COMPANY STILL IN THE DEVELOPMENT STAGE. THE COMPANY HAS NOT BEEN PROFITABLE SINCE ITS INCEPTION AND EXPECTS TO CONTINUE TO INCUR SUBSTANTIAL LOSSES IN CONTINUING THE RESEARCH AND DEVELOPMENT OF ITS PRODUCT. THE COMPANY DOES NOT EXPECT TO GENERATE SIGNIFICANT REVENUES UNTIL ITS CANCER PRODUCT BECOMES COMMERCIALLY VIABLE. THE COMPANY IS FOCUSED ON THE DEVELOPMENT OF THE REOVIRUS ("REOLYSIN®") AS A POTENTIAL CANCER THERAPEUTIC, AND INTENDS TO CONTINUE ASSESSING THE OPTIONS FOR THE PRODUCTION, MARKETING, SALES AND DISTRIBUTION OF THIS POTENTIAL PRODUCT.

GENERAL RISK FACTORS

PROSPECTS FOR BIOTECHNOLOGY COMPANIES IN THE RESEARCH AND DEVELOPMENT STAGE SHOULD GENERALLY BE REGARDED AS SPECULATIVE. IT IS NOT POSSIBLE TO PREDICT, BASED UPON STUDIES IN ANIMALS, OR EARLY RESULTS FROM HUMAN TRIALS, WHETHER A NEW THERAPEUTIC WILL ULTIMATELY PROVE TO BE SAFE AND EFFECTIVE IN HUMANS, OR WHETHER NECESSARY AND SUFFICIENT DATA CAN BE DEVELOPED THROUGH THE CLINICAL TRIAL PROCESS TO SUPPORT A SUCCESSFUL PRODUCT APPLICATION AND APPROVAL.

IF A PRODUCT IS APPROVED FOR SALE, PRODUCT MANUFACTURING AT A COMMERCIAL SCALE AND SIGNIFICANT SALES TO END USERS AT A COMMERCIALLY REASONABLE PRICE MAY NOT BE SUCCESSFUL. THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL GENERATE ADEQUATE FUNDS TO CONTINUE DEVELOPMENT, OR WILL EVER ACHIEVE SIGNIFICANT REVENUES OR PROFITABLE OPERATIONS. MANY FACTORS (E.G. COMPETITION, PATENT PROTECTION, APPROPRIATE REGULATORY APPROVALS) CAN INFLUENCE THE REVENUE AND PRODUCT PROFITABILITY POTENTIAL.

IN DEVELOPING A PRODUCT FOR APPROVAL, THE COMPANY WILL RELY UPON THE EMPLOYEES, COLLABORATORS AND OTHER THIRD PARTY RELATIONSHIPS, INCLUDING THE ABILITY TO OBTAIN APPROPRIATE PRODUCT LIABILITY INSURANCE. THERE CAN BE NO ASSURANCE THAT THESE RELIANCES AND RELATIONSHIPS WILL CONTINUE AS REQUIRED.

IN ADDITION TO DEVELOPMENTAL AND OPERATIONAL CONSIDERATIONS, MARKET PRICES FOR SECURITIES OF BIOTECHNOLOGY COMPANIES GENERALLY ARE VOLATILE, AND MAY OR MAY NOT MOVE IN A MANNER CONSISTENT WITH THE PROGRESS BEING MADE BY THE COMPANY.

HIGHLIGHTS

AS OF DECEMBER 31, 2001 THE COMPANY HAS INCURRED A CUMULATIVE DEFICIT OF $10,359,075. HOWEVER, THROUGH FUNDING AND FINANCING ARRANGEMENTS, THE COMPANY HAD, AS OF DECEMBER 31, 2001, CASH ON HAND IN THE AMOUNT OF $14,970,756 AVAILABLE TO FUND ITS DEVELOPMENT PROGRAMS AND GENERAL AND ADMINISTRATIVE EXPENSES. SEE – "LIQUIDITY AND CAPITAL RESOURCES".

RESULTS OF OPERATIONS

DURING 2001, THE COMPANY RECEIVED NO REVENUES RELATED TO ITS PRODUCTS UNDER DEVELOPMENT. DURING 2000 THE COMPANY RECEIVED A ONE-TIME PAYMENT FROM A THIRD PARTY, FOR A LIMITED RIGHT TO REVIEW AND POTENTIALLY DEVELOP THE REOVIRUS AS A VETERINARY PRODUCT. THIS RIGHT HAS SINCE BEEN TERMINATED.

ALSO IN 2001, THE COMPANY RECEIVED $655,212 AS INTEREST INCOME ON CASH BALANCES, WHICH WAS LESS THAN THE $905,690 RECEIVED DURING 2000. THE REDUCTION IS A RESULT OF THE LOWER AVERAGE CASH BALANCES DURING 2001 AS COMPARED TO 2000, AS WELL AS REDUCTIONS IN INTEREST RATES ON INVESTED BALANCES YEAR OVER YEAR. SEE – "FINANCING ACTIVITIES".

THE COMPANY INCURRED EXPENSES OF $7,137,243 IN 2001, WITH $5,116,661 (71.7%) RELATED TO RESEARCH AND DEVELOPMENT EXPENSES, $1,555,128 (21.8%) RELATED TO OPERATING EXPENSES AND $465,454 (6.5%) RELATED TO AMORTIZATION OF CAPITAL ASSETS. DURING 2000, THE COMPANY INCURRED EXPENSES OF $4,955,654 WITH $3,689,815 (74.5%) RELATED TO RESEARCH AND DEVELOPMENT EXPENSES, $1,060,643 (21.4%) RELATED TO OPERATING EXPENSES AND $205,196 (4.1%) RELATED TO AMORTIZATION OF CAPITAL ASSETS.

Manufacturing

The Company presently intends to continue to utilize contract manufacturing services and facilities (pursuant to a manufacturing agreement with BioReliance Corporation) in order to manufacture its clinical supplies of REOLYSIN® while it remains in its research and development stage. During 2001 the Company and its contract manufacturer progressed the development and scale-up of the manufacturing process, and presently anticipate continuing these efforts through 2002.

Grants and Loans

The Company has been successful in obtaining financial assistance through grants and loans from the Alberta Heritage Foundation for Medical Research ("AHFMR") for the purpose of offsetting expenses related to clinical studies pursuant to the Technology Commercialization Agreement. Over the period ended December 31, 1999, the AHFMR provided grants aggregating $75,000 and loans aggregating $150,000 to offset REOLYSIN® development expenditures and operating expenditures. The funding plus a royalty payable by the Company to the AHFMR in an amount to aggregate not more than the funding is scheduled for repayment in annual installments from the date of commencement of sales of REOLYSIN® in an amount equal to the lesser of: (a) 5% of the gross revenues generated by the Company; or (b) $15,000 per annum until the entire loan has been paid in full. The funding was provided to offset the cost of REOLYSIN® development. The Company will continue to attempt to offset the costs of clinical trials through government sponsored grants and repayable funding. However, the Company cannot be assured of successfully obtaining further grants for any of its potential products.

In accordance with the Clinical Trial Agreement with the Alberta Cancer Board ("ACB"), the Company received funding and overhead support from the ACB to offset the REOLYSIN® Phase I clinical trial expenditures. Under the Clinical Trial Agreement, the Company agreed to repay $400,000 plus an overhead repayment of $100,000, upon sales of product. The Company agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of REOLYSIN®; or (b) $100,000 per annum.

Capital Expenditures

During 2001, the Company invested $385,494 in additional patent expenditures as well as $200,019 to acquire furniture and equipment, and for leasehold improvements.

During 2000, the Company expended $48,564 to acquire furniture and equipment, as well as $324,259 in continuing to improve the patent protection for its intellectual property.

Other than a commitment to acquire certain equipment required for the presently planned clinical trial for gliomas, (presently expected to be $161,300), the Company does not anticipate any significant additional capital expenditures for the year 2002. Capital expenditures are expected to include normal operating requirements such as additional computer and office equipment, furniture and leasehold improvements as well as expenditures to continue the development and broadening of the Company's patent position.

Comparison of the Year Ended December 31, 2001 to the Year Ended December 31, 2000

The Company received $310,000 in the fourth quarter of 2000, as a payment related to a Licensing Agreement, which has since been terminated. No payments were received from or related to products under development in 2001. In addition, the Company earned $905,690 in interest on cash balances in 2000, compared to $655,212 in 2001. The decrease in 2001 over 2000 was due to decreases in average cash balances during 2001, and reduced interest rates on invested balances.

During 2001, research and development expenses increased to $5,116,661 from $3,689,815 in 2000. In 2001 the Company increased its development activities, concluded a Phase I human clinical trial in December, and increased its manufacturing and toxicology activities.

Operating expenses increased to $1,555,128 in 2001 as compared to $1,060,643 in 2000 due mainly to increased activities in support of research and development, as well as developing a broader awareness of the Company through public and investor relations initiatives, including activities related to corporate development.

For 2002, the Company expects costs of development and operations to increase as the clinical program escalates. To the extent the Company is successful in acquiring a partner for its product, many of these costs could be offset through payments or assumption by the partner of the costs of the development program.

Quarterly Financial Results (Unaudited)

$000s except per share figures	2001 Quarters Ended				2000 Quarters Ended			
	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31
Revenue (1)	—	—	—	—	310	—	—	—
Net Loss (2)	1,376	2,446	1,355	1,014	511	1,558	1,274	270
Loss per common share (3)	$0.08	$0.13	$0.07	$0.06	$0.03	$0.09	$0.08	$0.02
Total assets (4)	19,073	19,999	20,723	21,945	21,658	22,767	21,196	21,405
Total cash (5)	14,971	15,858	16,635	16,954	17,619	18,761	17,165	17,566
Total long-term debt (6)	150	150	150	150	150	150	150	150
Cash dividends declared (7)	—	—	—	—	—	—	—	—

1) The Company received revenues related to rights to the reovirus for use as a potential treatment for cancer in animals in late 2000. The Company did not receive any similar revenues during any subsequent periods in 2001. The only other income received was interest of $905,690 in 2000 and $655,212 in 2001, from cash and cash equivalent balances. There were no extraordinary items included in Net Loss for the periods referred to above.

2) Net Loss for 2000 was net of income tax recovery of $126,812 related to the introduction of the liability method of tax allocation and Net Loss for 2001 was net of income tax recovery of $340,570 for 2001 (see note 12 to the audited financial statements for 2001).

3) Loss per common share is basic loss per share. Diluted loss per share has not been presented as the effect on loss per share would be anti-dilutive. The basic loss per share for each period was calculated using the weighted average number of common shares outstanding during the period.

4) Subsequent to the acquisition of the Company by SYNSORB in April 1999, the Company applied push down accounting. See note 2 to the audited financial statements for 2001.

5) Cash in 2001 includes proceeds from the exercise of warrants and options. Cash in 2000 includes the proceeds from a public offering and a private placement in addition to proceeds from the exercise of options and warrants.

6) The long-term debt recorded in 2001 and 2000 represents repayable loans from the Alberta Heritage Foundation.

7) The Company has not declared or paid any dividends since incorporation.

Financing Activities in 2001

During 2001 the Company raised $2,210,016 through the exercise of warrants and options (see note 9 to the audited financial statements for 2001).

Financing Activities in 2000

On March 8, 2000 the Company raised net proceeds of $13,101,100 through the issuance of 3,000,000 special warrants at $4.70 per special warrant; each special warrant was exercised into one common share.

On July 17, 2000 the Company raised net proceeds of $2,998,645 through the private placement of 244,898 common shares at $12.25 per share.

In addition, the Company received $501,010 from the exercise of 573,910 options and warrants during the year.

Review and Treatment of Research and Development Costs

The Company incurs a variety of expenses in carrying out its research and development programs. In order to minimize its overhead expenses, the Company conducts research and development work through various third parties engaged from time to time on a contractual basis. Expenses during 2001 in the amount of $5,116,661 ($3,689,815 in 2000) for research and development programs represent approximately 71.7% (74.4% in 2000) of the Company's total expenditures of $7,137,243 ($4,955,654 in 2000).

The research and development costs of the Company are expensed as they are incurred. Under Canadian generally accepted accounting principles (GAAP), development costs should be capitalized if certain criteria are met. Companies with major products in clinical trials do not necessarily meet these criteria. The Company's development costs do not meet the following two criteria: (I) the technical feasibility of the product or process has been established; and (II) the future market for the product or process is clearly defined. With regard to (I), the Company has completed enrollment in a Phase I clinical study for REOLYSIN®, its product being developed for human use. Until additional appropriate clinical studies have been completed, the technical feasibility of this product will not be known. With regard to (II), the future market for the product will not be clearly defined until the completion of the clinical studies. Clinical studies not only determine the technical feasibility of the product, but also provide information regarding the proper use of the product and, therefore, the future market. Once the feasibility is determined a New Drug Application is made to the appropriate regulatory body. Regulatory approval is required before the product can be marketed. For these reasons, the Company's development costs are expensed and not capitalized.

Liquidity and Capital Resources

The Company's cash and working capital positions were $14,970,756 and $12,769,203 respectively at December 31, 2001 down from December 31, 2000 balances of $17,619,110 and $17,191,277 respectively. The cash and working capital decreases in 2001 resulted primarily from the increased activities during the year in research and development, as well as increased costs of support operations, and reduced interest income on declining cash balances. The increase in cash usage in the year was partially offset through $2,210,016 in cash inflows received on the exercise of warrants and options during the year. Presently, the Company believes it has adequate cash on hand to fund operations late into 2003 based upon current plans for clinical trials and product development.

As the Company's business is in the development stage, access to capital markets is limited. The principal sources for funds are:

- Issuance of common shares and warrants
- Exercise of outstanding warrants and options
- Up-front and milestone payments from partners for product marketing and distribution rights

As research progresses, the Company may seek the support of a strategic partner(s) to accelerate product development. If required, the Company may also seek the support and expertise of a strategic partner(s) to provide marketing and distribution services.

Changes in Accounting Standards

In September 2001, the CICA issued a new Canadian standard on stock-based compensation that harmonizes Canadian and US GAAP. The new standard requires that stock-based payments, direct awards of stock and awards that call for settlement in cash or other assets be accounted for using a fair value-based method of accounting. The fair value-based method is encouraged for other stock-based compensation plans, but other methods of accounting, such as the intrinsic value method are permitted. Under the fair value method, compensation expense is measured at the grant date and recognized over the service period. Under the intrinsic value method, disclosure is made of earnings and per share amounts as if the fair value method had been used. The new standard is to be applied in fiscal years beginning on or after January 1, 2002.

Future Outlook

The Company anticipates that many important activities and milestones will occur in 2002. The Company concluded its initial Phase I human clinical trial in late 2001, and provided a final report on the trial in early 2002. Given favourable interim results from the Phase I trial, the Company commenced a Prostate cancer trial in Canada in Q1 of 2002, and submitted a protocol for a Phase I/II human clinical trial for patients with recurrent Gliomas (Brain Tumours) in Canada and the US. These trials are presently expected to take 12 to 18 months to complete.

In late 2002, the Company plans to commence a human clinical trial which will be designed to test the safety and effectiveness of systemic delivery of REOLYSIN® as a cancer therapy. Presently, the Company is reviewing its choices of cancer indications to test and the most effective endpoints to include in the protocol to be developed and submitted.

The Company continues to test its product in various animal models. The information received to date from these various models has been encouraging, and the Company, through its collaborators, has identified other potential markets that it intends to assess.

The Company plans to continue its focus on establishing strategic relationships with corporate partners who can provide expertise in marketing and distribution, as well as assistance with research and development.

Except for historical information, this review contains statements which by their nature are forward-looking and which involve known and unknown risks, delays, uncertainties and other factors not under the Company's control. Any of these factors may cause actual results, performance or achievement of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements. These factors include, but are not limited to, results of current or pending clinical trials, actions by the Food and Drug Administration in the United States or the Health Protection Branch in Canada, as well as those factors detailed in the Company's regulatory filings.

MANAGEMENT REPORT

In management's opinion, the accompanying financial statements have been properly prepared within reasonable limits of materiality and within the framework of appropriately selected Canadian generally accepted accounting principles and policies consistently applied and summarized in the financial statements.

Management is responsible for the integrity of the financial statements. Financial statements generally include estimates that are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Based on careful judgments by management, such estimates have been properly reflected in the accompanying financial statements. Systems of internal control are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial purposes.

The external auditors conducted an independent examination of corporate and accounting records in accordance with generally accepted auditing standards to express their opinion on the financial statements. Their examination included a review and evaluation of Oncolytics' system of internal control and included such tests and procedures as they considered necessary to provide reasonable assurance that the financial statements are presented fairly.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review financial statements before they are presented to the Board of Directors for approval.

Brad Thompson, PhD
Chairman, President and CEO

Doug Ball, CA
Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of Oncolytics Biotech Inc.

We have audited the balance sheets of Oncolytics Biotech Inc. as at December 31, 2001 and 2000 and the statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Calgary, Canada
January 30, 2002

Ernst & Young LLP
Chartered Accountants

BALANCE SHEETS

As at December 31 $	2001	2000
ASSETS		
CURRENT		
CASH	**14,970,756**	17,619,110
ACCOUNTS RECEIVABLE	**95,321**	137,720
PREPAID EXPENSES	**24,189**	39,339
	15,090,266	17,796,169
CAPITAL ASSETS (NOTE 4)	**3,982,293**	3,862,234
	19,072,559	21,658,403
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT		
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (NOTE 6)	**2,321,063**	604,892
ALBERTA HERITAGE FOUNDATION LOAN (NOTE 5)	**150,000**	150,000
FUTURE INCOME TAX LIABILITY (NOTE 12)	**647,618**	988,188
COMMITMENTS AND CONTINGENCY (NOTES 7 AND 8)		
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (NOTE 9)		
AUTHORIZED: UNLIMITED		
ISSUED: 19,191,395 (2000 – 17,488,805)	**23,812,953**	21,602,937
CONTRIBUTED SURPLUS (NOTE 2)	**2,500,000**	2,500,000
DEFICIT	**(10,359,075)**	(4,187,614)
	15,953,878	19,915,323
	19,072,559	21,658,403

SEE ACCOMPANYING NOTES

ON BEHALF OF THE BOARD:

BRAD THOMPSON
DIRECTOR

DOUG BALL
DIRECTOR

STATEMENTS OF LOSS AND DEFICIT

For the years ended December 31	$	**2001**	2000	1999	Cumulative from inception on April 2, 1998
Revenue					
Rights revenue (note 10)		—	310,000	—	310,000
Interest income		**655,212**	905,690	2,909	1,563,811
		655,212	1,215,690	2,909	1,873,811
Expenses					
Research and development		**5,116,661**	3,689,815	486,662	9,293,138
Operating (note 6)		**1,555,128**	1,060,643	89,030	2,704,801
Amortization		**465,454**	205,196	1,679	672,329
		7,137,243	4,955,654	577,371	12,670,268
Loss before tax		**6,482,031**	3,739,964	574,462	10,796,457
Future income tax recovery (note 12)		**(310,570)**	(126,812)	—	(437,382)
Net loss for the year		**6,171,461**	3,613,152	574,462	10,359,075
Deficit, beginning of the year		**4,187,614**	574,462	—	—
Deficit, end of year		**10,359,075**	4,187,614	574,462	10,359,075
Basic and diluted loss per share (note 11)		**(0.34)**	(0.22)	(0.10)	

See accompanying notes

C) Research and Development

Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all of the development costs have been expensed.

D) Loss per Common Share

Effective January 1, 2001, the Company retroactively adopted the Canadian Institute of Chartered Accountants standard requiring the use of the treasury stock method rather than the imputed earnings method in calculating diluted earnings per share. There was no impact of this change on current and prior period calculations.

E) Options and Warrants

The Company has one stock option plan available to officers, directors, employees and consultants with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the exercise price of each option equals the market price of the Company's stock on the date of grant in accordance with Toronto Stock Exchange guidelines, provides for vesting at the discretion of the Board and expiration of the options to be no greater than ten years from the date of grant. No compensation expense is recognized for grants under this Plan when stock or stock options are issued. Any consideration paid on exercise of stock options is credited to share capital.

F) Future Income Taxes

The Company follows the liability method of accounting for income taxes. Under the liability method, income taxes are recognized for the difference between financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences) and for the carry forward of unused tax losses and income tax reductions. Future income tax assets and liabilities are measured using income tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that the change is substantially enacted.

4. Capital Assets

	2001			2000		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Intellectual property	**4,386,071**	**614,895**	**3,771,176**	4,000,577	197,241	3,803,336
Office equipment	**29,158**	**3,503**	**25,655**	6,293	210	6,083
Office furniture	**72,461**	**10,127**	**62,334**	9,207	1,814	7,393
Computer equipment	**75,109**	**24,032**	**51,077**	41,291	6,052	35,239
Leasehold improvements	**91,821**	**19,770**	**72,051**	11,740	1,557	10,183
	4,654,620	**672,327**	**3,982,293**	4,069,108	206,874	3,862,234



5. Alberta Heritage Foundation

The Company has received a loan of $150,000 from the Alberta Heritage Foundation for Medical Research. Pursuant to the terms of the agreement, the Company is required to repay this amount in annual installments from the date of commencement of sales in an amount equal to the lesser of: (a) 5% of the gross sales generated by the Company; or (b) $15,000 per annum until the entire loan has been paid in full.

6. Related Party Transactions

At December 31, 2000, the Company owed $6,692 to SYNSORB, a significant shareholder, for administrative and support costs. During 2000, the Company incurred $15,072 of administrative and support costs from SYNSORB. These transactions were recorded at their exchange amounts. No similar transactions occurred during 2001, and no amounts are owed to SYNSORB as at December 31, 2001.

7. Commitments

The Company is committed to payments totaling $914,300 during 2002 for various activities supporting toxicology studies, product manufacturing and process optimization.

The Company is committed to payments totaling $123,600 for 2002 for continuing research and development activities.

The Company is committed to payments totaling $161,300 in 2002 for purchase of equipment related to its planned clinical trial for gliomas (brain tumours).

The Company is committed to monthly rental payments (including the Company's portion of operating costs) of $7,412 under the terms of a lease for office premises which expires in June 2006.

Under a clinical trial agreement entered into with the Alberta Cancer Board ("ACB"), the Company has agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of the product. The Company agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of REOLYSIN®; or (b) $100,000 per annum.

8. Contingency

Effective April 21, 1999, SYNSORB ("Purchaser") entered into the Share Purchase Agreement (the "Agreement") with the former shareholders of the Company to acquire 100% of the outstanding common shares of the Company for common shares of SYNSORB and cash valued at $2,500,000 plus additional consideration based upon the completion of specific pre-determined milestones, to a maximum of $4,000,000 and certain royalty payments. On July 29, 1999, the obligation to make milestone payments and royalty obligations in accordance with the Agreement was assigned from the Purchaser to the Company.

As of December 31, 2001, the following milestone payment was still outstanding:

1. $1.0 million within 90 days of the first receipt, in any country, from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.

This milestone payment will be accounted for as research and development expense and will not be deductible for tax purposes.

In addition to the milestone payments, royalty payments will become due and payable in accordance with the Agreement upon realization of sales of REOLYSIN® by the Company. In the event the Company enters into partnerships or other arrangements for the development of the reovirus technology, then in accordance with the Agreement, the Company shall pay to the vendors under the Agreement, 20% of the royalty payments received by Purchaser. If the Company develops the reovirus at commercial levels for distribution, the payments referred to above will be replaced by a royalty payment of 4% of net sales received from such products.

9. SHARE CAPITAL

AUTHORIZED:

UNLIMITED NUMBER OF COMMON SHARES

ISSUED	NUMBER OF COMMON SHARES	AMOUNT $
BALANCE, DECEMBER 31, 1998	2,145,300	4
ISSUED ON EXERCISE OF STOCK OPTIONS	76,922	77
	2,222,222	81
JULY 29, 1999 SHARE SPLIT (A)	6,750,000	81
ISSUED FOR CASH PURSUANT TO JULY 30, 1999 PRIVATE PLACEMENT		
(NET OF SHARE ISSUE COSTS OF $45,000) (B)	1,500,000	855,000
ISSUED FOR CASH PURSUANT TO AUGUST 24, 1999 PRIVATE PLACEMENT	1,399,997	1,049,998
ISSUED ON INITIAL PUBLIC OFFERING (NET OF SHARE ISSUE COSTS OF $317,897) (C)	4,000,000	3,082,103
ISSUED FOR CASH PURSUANT TO EXERCISE OF SHARE PURCHASE WARRANTS (B)	20,000	15,000
BALANCE, DECEMBER 31, 1999	13,669,997	5,002,182
ISSUED ON EXERCISE OF STOCK OPTIONS AND WARRANTS	573,910	501,010
ISSUED FOR CASH PURSUANT TO JULY 17, 2000 PRIVATE PLACEMENT (D)	244,898	2,998,645
ISSUED ON PUBLIC OFFERING (NET OF SHARE ISSUE COSTS OF $998,900) (E)	3,000,000	13,101,100
BALANCE, DECEMBER 31, 2000	17,488,805	21,602,937
ISSUED ON EXERCISE OF STOCK OPTIONS AND WARRANTS	1,702,590	2,210,016
BALANCE, DECEMBER 31, 2001	19,191,395	23,812,953

(A) PURSUANT TO SUBSECTION 167(1)(F) OF THE BUSINESS CORPORATIONS ACT (ALBERTA), THE ARTICLES OF THE COMPANY WERE AMENDED BY SUBDIVIDING THE 2,222,222 ISSUED AND OUTSTANDING COMMON SHARES OF THE COMPANY INTO 6,750,000 COMMON SHARES.

(B) PURSUANT TO THE PRIVATE PLACEMENT, 1,500,000 COMMON SHARE PURCHASE WARRANTS WERE ISSUED ENTITLING THE HOLDERS THEREOF TO ACQUIRE ONE ADDITIONAL SHARE AT $0.75 PER SHARE UNTIL NOVEMBER 8, 2001. AT DECEMBER 31, 2001, ALL OF THE WARRANTS HAD BEEN EXERCISED.

(C) PURSUANT TO THE INITIAL PUBLIC OFFERING, THE AGENT WAS ISSUED COMMON SHARE PURCHASE WARRANTS ENTITLING IT TO ACQUIRE 400,000 COMMON SHARES AT $0.85 PER SHARE UNTIL MAY 8, 2001. AT DECEMBER 31, 2001, ALL OF THE WARRANTS HAD BEEN EXERCISED.

(D) PURSUANT TO THE PRIVATE PLACEMENT, 244,898 COMMON SHARES WERE ISSUED AT AN ISSUE PRICE OF $12.25 PER SHARE NET OF ISSUE COSTS OF $1,355.

(E) PURSUANT TO A SPECIAL WARRANT OFFERING, THE COMPANY SOLD 3,000,000 SPECIAL WARRANTS FOR $4.70 PER WARRANT FOR NET PROCEEDS OF $13,101,100. EACH WARRANT ENTITLED THE HOLDER TO ONE COMMON SHARE UPON EXERCISE. AT DECEMBER 31, 2001, ALL OF THE WARRANTS HAD BEEN EXERCISED.

9. Share Capital continued

Stock Option Plan:

The Company has issued stock options to acquire common stock through its stock option plan of which the following are outstanding at December 31, 2001:

	2001		2000	
	Stock Options	**Weighted Average Share Price $**	Stock Options	Weighted Average Share Price $
Outstanding at beginning of year	**1,616,770**	**4.03**	1,208,750	0.85
Granted during year	**747,750**	**8.02**	509,920	10.95
Cancelled during year	**(1,920)**	**10.90**	—	—
Exercised during year	**(54,600)**	**0.85**	(101,900)	0.85
Outstanding at end of year	**2,308,000**	**5.40**	1,616,770	4.03
Options exercisable at end of year	**1,951,333**	**4.80**	735,086	5.06

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2001:

Range of Exercise Prices $	**Number Outstanding December 31, 2001**	**Weighted Average Remaining Contractual Life (Years)**	**Weighted Average Exercise Price $**	**Number Exercisable December 31, 2001**	**Weighted Average Exercise Price $**
0.85	1,052,250	7.83	0.85	1,052,250	0.85
6.20 to 9.49	636,750	9.61	7.70	341,750	7.50
9.50 to11.00	378,000	8.69	9.59	371,333	9.58
11.01 to 13.50	241,000	7.97	12.57	186,000	12.59
	2,308,000			1,951,333	

The outstanding options vest annually or after the completion of certain milestones. The Company has reserved 2,308,000 (2000 - 1,616,770) common shares for issuance relating to outstanding stock options.

10. Rights Revenue

In November 2000, the Company received $310,000 in exchange for the right to perform a proof of concept study on its technology. The Company has no other obligation other than to provide access to its technology during this study.

11. Loss per Common Share

Loss per common share is calculated using the weighted average number of common shares outstanding for the year ended December 31, 2001 of 18,290,141 (2000 – 16,441,098). Any potential exercise of the Company's stock options would be anti-dilutive.

12. Income Taxes

The provision for income taxes recorded in the financial statements differ from the amount which would be obtained by applying the statutory income tax rate to the loss before tax as follows:

$	**2001**	2000
Loss before tax	**(6,171,461)**	(3,739,964)
Statutory Canadian corporate tax rate	**43%**	45%
Anticipated tax recovery	**(2,653,728)**	(1,682,984)
Change in tax rate	**(185,125)**	(80,333)
Non-deductible expenses (a)	**432,150**	901,586
Tax benefit of losses not recorded	**2,066,133**	734,919
Future income tax recovery	**(340,570)**	(126,812)
Large corporations tax	**30,000**	—
	(310,570)	(126,812)

a) Included are three milestone payments ($1,000,000 in 2001 and $2,000,000 in 2000) that were incurred by the Company. These milestone payments are not deductible for tax purposes.

The Company has non-capital losses for income tax purposes of approximately $7,898,000 which are available for application against future taxable income and which expire in 2004 ($11,026), 2005 ($432), 2006 ($663,321), 2007 ($1,801,306) and 2008 ($5,422,746). The potential benefits resulting from the non-capital losses have not been recorded in the financial statements.

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's future income tax liability are as follows:

$	**2001**	2000
Non-capital loss carryforwards	**3,142,723**	866,762
Undepreciated capital costs in excess of book value of capital assets	**37,539**	3,853
Net book value of intellectual property in excess of tax value	**(647,618)**	(988,188)
Share issue costs	**310,422**	151,297
Valuation allowance	**(3,490,684)**	(1,021,912)
Future tax liability	**(647,618)**	(988,188)

13. Reconciliation of Canadian GAAP to US GAAP

The financial statements of Oncolytics are prepared in accordance with Canadian GAAP which, in most respects, conforms to US GAAP. Significant differences between Canadian and US GAAP are as follows:

		December 31		
$	Notes	**2001**	2000	1999
Net loss – Canadian GAAP		**6,171,461**	3,613,152	574,462
Amortization of intellectual property	(1)	**(361,500)**	(180,750)	—
In process research and development	(1)	**—**	—	2,500,000
Future income tax recovery	(1)	**340,570**	126,812	—
Net loss and comprehensive loss - US GAAP		**6,150,531**	3,559,214	3,074,462
Basic and diluted loss per common share - US GAAP		**(0.34)**	(0.22)	(0.52)

There are no differences between Canadian GAAP and US GAAP in amounts reported as cash flows from (used in) operating, financing and investing activities.

Balance sheet items in accordance with US GAAP are as follows:

		December 31, 2001		December 31, 2000	
	Notes	**Canadian GAAP**	**US GAAP**	Canadian GAAP	US GAAP
Capital assets	(1)	**3,982,293**	**909,543**	3,803,336	369,086
Future income taxes	(1)	**647,618**	**—**	988,188	—
Deficit	(1)	**10,359,075**	**12,776,207**	4,187,614	6,633,676

1) **"Push-Down" Accounting and In Process Research and Development**

Intellectual property of $2,500,000 recorded as a consequence of SYNSORB's acquisition of the Corporation's shares comprises intangible assets related to research and development activities. Under US GAAP, these items are expensed on acquisition.

As a result of charging $2,500,000 to expense in 1999 for US GAAP purposes, the amortization of the intellectual property and the future income tax recovery and future income tax liability related to intellectual property recorded for Canadian GAAP purposes has been reversed.

Stock Based Compensation

Under US GAAP, the Corporation applies the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost is recognized in the accounts as options are granted with an exercise price that approximates the prevailing market price.

Under US GAAP, FAS 123 requires the reporting of pro forma amounts for compensation expense that would have been recorded for the issuance of compensatory share options using an option pricing model.

13. Reconciliation of Canadian GAAP to US GAAP Continued

THE FAIR VALUE FOR THESE OPTIONS WAS ESTIMATED AT THE DATE OF GRANT USING A BLACK-SCHOLES OPTION PRICING MODEL WITH THE FOLLOWING WEIGHTED-AVERAGE ASSUMPTIONS:

	2001	2000	1999
RISK FREE INTEREST RATE	**5.0%**	5.6%	4.58%
DIVIDEND YIELD	**0%**	0%	0%
VOLATILITY FACTORS OF EXPECTED MARKET PRICE	**87%**	193%	120%
WEIGHTED AVERAGE EXPECTED LIFE OF THE OPTIONS	**2 YEARS**	2 YEARS	2 YEARS

THE BLACK-SCHOLES OPTION VALUATION MODEL WAS DEVELOPED FOR USE IN ESTIMATING THE FAIR VALUE OF TRADED OPTIONS WHICH HAVE NO VESTING RESTRICTIONS AND ARE FULLY TRANSFERABLE. IN ADDITION, THE VALUATION MODEL CALCULATES THE EXPECTED STOCK PRICE VOLATILITY BASED ON HIGHLY SUBJECTIVE ASSUMPTIONS. BECAUSE THE COMPANY'S EMPLOYEE STOCK OPTIONS HAVE CHARACTERISTICS SIGNIFICANTLY DIFFERENT FROM THOSE OF TRADED OPTIONS, AND BECAUSE CHANGES IN THE SUBJECTIVE INPUT ASSUMPTIONS CAN MATERIALLY AFFECT THE FAIR VALUE ESTIMATE, IN MANAGEMENT'S OPINION, THE EXISTING MODEL DOES NOT NECESSARILY PROVIDE A RELIABLE SINGLE MEASURE OF THE FAIR VALUE OF ITS EMPLOYEE STOCK OPTIONS.

PRO FORMA DISCLOSURES OF LOSS AND LOSS PER COMMON SHARE ARE PRESENTED BELOW AS IF THE COMPANY HAD ADOPTED THE COST RECOGNITION REQUIREMENTS UNDER FAS 123. THE COMPENSATION COST FOR THE STOCK-BASED COMPENSATION WAS APPROXIMATELY $3,177,970 (2000 – $4,672,420).

$		**2001**	2000	1999
LOSS	AS REPORTED	**(6,150,531)**	(3,559,214)	(3,074,462)
	PRO FORMA	**(9,328,501)**	(8,231,634)	(3,545,875)
BASIC AND DILUTED LOSS PER COMMON SHARE	AS REPORTED ($/SHARE)	**(0.34)**	(0.22)	(0.52)
	PRO FORMA ($/SHARE)	**(0.51)**	(0.50)	(0.61)

14. Subsequent Event

ON JANUARY 30, 2002 THE COMPANY FILED A SHORT FORM PROSPECTUS QUALIFYING 1,530,800 COMMON SHARES HELD BY SYNSORB FOR SALE. SUBSEQUENT TO THIS TRANSACTION SYNSORB OWNED 4,725,000 COMMON SHARES OF THE COMPANY, REPRESENTING 24.6% OF THE ISSUED AND OUTSTANDING COMMON SHARES.

15. Comparative Figures

CERTAIN COMPARATIVE FIGURES HAVE BEEN RESTATED TO CONFORM WITH THE CURRENT YEAR'S PRESENTATION.

THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS WILL BE HELD IN THE WILDROSE ROOM, SHERATON SUITES EAU CLAIRE, 255 BARCLAY PARADE SW CALGARY, ALBERTA ON THURSDAY MAY 16, 2002 AT 3:00 PM.

OFFICERS

BRAD THOMPSON, PHD – CHAIRMAN, PRESIDENT AND CEO • MATT COFFEY, PHD – VICE PRESIDENT, PRODUCT DEVELOPMENT • DOUG BALL, CA – CHIEF FINANCIAL OFFICER • WAYNE SCHNARR, PHD MBA – VICE PRESIDENT, CORPORATE DEVELOPMENT

BOARD OF DIRECTORS

DR. BRAD THOMPSON, CHAIRMAN – PRESIDENT AND CEO OF ONCOLYTICS BIOTECH INC • MR. DOUG BALL, CA – CHIEF FINANCIAL OFFICER OF ONCOLYTICS BIOTECH INC • DR. DAVID COX – FORMER PRESIDENT AND CEO OF SYNSORB BIOTECH INC • MR. RICH CASEY – FORMER CHAIRMAN OF SYNSORB BIOTECH INC • DR. TONY NOUJAIM – CHAIRMAN OF THE BOARD OF ALTAREX CORP • MR. BOB SCHULTZ, FCA – CHAIRMAN AND DIRECTOR OF MCCARVILL CORPORATION • MR. FRED STEWART, QC – PRESIDENT OF FRED STEWART AND ASSOCIATES INC

INVESTOR RELATIONS • DOUG BALL, CFO

ONCOLYTICS BIOTECH INC, SUITE 210, 1167 KENSINGTON CRESCENT NW

CALGARY, ALBERTA T2N 1X7 TEL: 403.670.7377 FAX: 403.283.0858

WWW.ONCOLYTICSBIOTECH.COM TSE:ONC NASDAQ:ONCY

ONCOLYTICS
BIOTECH INC

ONCOLYTICS BIOTECH INC
SUITE 210 – 1167 KENSINGTON CRES NW
CALGARY ALBERTA CANADA T2N 1X7
TEL: 403.670.7377 FAX: 403.283.0858
www.oncolyticsbiotech.com
TSE:ONC NASDAQ:ONCY